UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Basin Water, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

07011T306

(CUSIP Number)

Peter L. Jensen

8731 Prestige Court

Rancho Cucamonga, California 91730

(909) 481-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 07011T306	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter L. Jensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,245,982 shares
8 SHARED VOTING POWER 120,000 shares
9 SOLE DISPOSITIVE POWER 1,150,982 shares
10 SHARED DISPOSITIVE POWER 120,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,982 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 21,882,250 shares of Common Stock of Basin Water, Inc. outstanding as of November 9, 2007, as reported by Basin Water, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 07011T306	Page 3 of 8 Pages

Item 1. Security and Issuer.

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Basin Water, Inc., a Delaware corporation (the “Issuer”) and hereby amends and restates in its entirety the Schedule 13D for the Reporting Person filed on December 22, 2006. The Issuer’s principal executive offices are located at 8731 Prestige Court, Rancho Cucamonga, CA 91730.

Item 2. Identity and Background.

(a) This Statement is being filed by Peter L. Jensen (the “Reporting Person”).

The Reporting Person is the Chief Executive Officer of the Issuer. He is also the trustee for Shareholder under the Amended and Restated Voting Trust Agreement dated September 20, 2005.

(b) The address of the principal office of the Reporting Person is 8731 Prestige Court, Rancho Cucamonga, CA 91730.

(c) The Reporting Person’s principal occupation is Chief Executive Officer of the Issuer. The Reporting Person also serves as the Chairman of the Issuer’s Board of Directors. The Reporting Person was the founder of the Issuer and was elected to the Issuer’s Board of Directors at the time of the Issuer’s inception in December 1999. The Reporting Person is a member of Class I of the Issuer’s Board of Directors, and his term ends at the annual meeting of stockholders to be held in 2010.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s initial public offering in May 2006, the Reporting Person received 8,125 shares of restricted Common Stock at par value (for total consideration of $8.13), as to which 1/3 of the shares would vest on each of the first, second and third anniversaries of the grant date. The Reporting Person received these shares as part of the compensation under his employment agreement with Issuer, entered into on May 11, 2006. The Reporting Person used his personal funds for the payment of the shares. The funds were not borrowed or obtained from any source to acquire the shares.

On August 18, 2006, the Reporting Person exercised an option to purchase 90,000 shares of Common Stock at an exercise price of $0.92 per share. The Issuer’s Board of Directors granted the stock option to the Reporting Person on August 27, 2001. The Reporting Person used his personal funds for the payment of the exercise price with respect to these shares. The funds were not borrowed or obtained from any source to acquire the shares.

CUSIP No. 07011T306	Page 4 of 8 Pages

On December 12, 2006, the Reporting Person sold 25,000 shares of Common Stock at a price of $6.41 per share. Also on December 12, 2006, 25,000 shares of Common Stock held in a voting trust for the benefit of the Reporting Person’s spouse were sold at $6.41 per share. The Reporting Person is trustee for his spouse under the Amended and Restated Voting Trust Agreement dated September 20, 2005.

In connection with entering into a trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”), the Reporting Person transferred 200,000 shares of Common Stock to an account held by the Reporting Person and his spouse in joint tenancy. The Reporting Person’s spouse also transferred 200,000 shares held under the voting trust to the same account. As a result, the Reporting Person and his spouse jointly held 400,000 shares of Common Stock. No consideration was paid in connection with such transfers. From February 20, 2007 through July 19, 2007, 280,000 of these shares of Common Stock have been sold at prices ranging from $8.00 to $12.72 per share.

On December 29, 2006, the Reporting Person made a gift of 5,000 shares of Common Stock to MIT.

On September 24, 2007, the Reporting Person contributed 85,000 shares of Common Stock to a charitable remainder unitrust of which the reporting person and his wife are lifetime beneficiaries in the income of the trust. The reporting person has no investment control over the securities held by the trust and disclaims beneficial ownership in such securities except to the extent of his and his wife’s pecuniary interest therein.

On December 28, 2007, the Reporting Person was granted an option to purchase 55,000 shares of Common Stock pursuant to a Stock Option Grant Notice and Stock Option Agreement under the Issuer’s 2006 Equity Incentive Award Plan. The option has an exercise price of $7.31 per share and vests as to 1/3 of the shares on each of the first, second and third anniversaries of the grant date.

The Reporting Person may be deemed to be an indirect beneficial owner of shares beneficially owned and/or held by or for the account or benefit of the spouse of the Reporting Person. The Reporting Person’s spouse acquired the shares owned and/or held by or for her account pursuant to gifts by the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person received the 8,125 shares of restricted Common Stock and the option to purchase 55,000 shares of Common Stock as part of compensation for his services as Chief Executive Officer of the Issuer. The Reporting Person acquired the 90,000 shares of Common Stock in connection with the exercise of the stock option to avoid its expiration on August 27, 2006. Upon expiration, the Reporting Person would have no longer been able to acquire the shares pursuant to the stock option.

The Reporting Person and his spouse transferred the shares to a joint account to enable them to make sales under a trading plan meeting the requirements of Rule 10b5-1. Pursuant to the stock trading plan adopted by the Reporting Person, the sale of up to 400,000 shares of Common Stock may occur at minimum prices ranging from $8.00 to $18.00 per share. From February 20, 2007 through July 19, 2007, 280,000 of these shares of Common Stock were sold at prices ranging from $8.00 to $12.72 per share.

Through his position as the Chief Executive Officer and a director of the Issuer, the Reporting Person has the ability to influence the management policies of the Issuer with the aim of increasing the value of the Issuer, and thus, the Reporting Person’s investment.

Other than as set forth above, the Reporting Person has no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The Reporting Person:

(i) beneficially owns 2,365,982 shares of Common Stock, or approximately 10.8% of the issued and outstanding shares of Common Stock;

(ii) has sole voting power with respect to 2,245,982 shares of Common Stock, approximately 10.2% of the issued and outstanding shares of Common Stock;

(iii) has sole dispositive power with respect to 1,150,982 shares of Common Stock, or approximately 5.2% of the issued and outstanding shares of Common Stock; and

CUSIP No. 07011T306	Page 5 of 8 Pages

(iv) has shared voting and dispositive power with respect to 120,000 shares of Common Stock, or approximately 0.5% of the issued and outstanding shares of Common Stock.

The Reporting Person’s spouse:

(i) has sole dispositive power with respect to 1,095,000 shares of Common Stock, or approximately 5.0% of the issued and outstanding shares of Common Stock; and

(ii) has shared voting and dispositive power with respect to 120,000 shares of Common Stock, or approximately 0.5% of the issued and outstanding shares of Common Stock.

Percentages are based on 21,882,250 shares of Common Stock outstanding as of November 9, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

(c) Since March 20, 2006, the following transactions occurred in the Common Stock:

(i) On May 17, 2006, the Reporting Person received 8,125 shares of restricted Common Stock from Issuer at par value of $0.001 per share.

(ii) On August 18, 2006, the Reporting Person exercised an option to purchase 90,000 shares of Common Stock at an exercise price of $0.92 per share.

(iii) On December 12, 2006, the Reporting Person sold 25,000 shares of Common Stock at a price of $6.41 per share in an open market transaction. Also on December 12, 2006, 25,000 shares of Common Stock held in a voting trust for the benefit of the Reporting Person’s spouse were sold at $6.41 per share in an open market transaction.

(iv) In connection with entering into a trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, the Reporting Person transferred 200,000 shares of Common Stock to an account held by the Reporting Person and his spouse in joint tenancy. The Reporting Person’s spouse also transferred 200,000 shares held under the voting trust to the same account. No consideration was paid in connection with such transfers. Pursuant to the stock trading plan adopted by the Reporting Person, the sale of up to 400,000 shares of Common Stock could occur at minimum prices ranging from $8.00 to $18.00 per share. From February 20, 2007 through July 19, 2007, 280,000 of these shares of Common Stock were sold at prices ranging from $8.00 to $12.72 per share.

(v) On December 29, 2006, the Reporting Person made a gift of 5,000 shares of Common Stock to MIT.

(vi) On September 24, 2007, the Reporting Person contributed 85,000 shares of Common Stock to a charitable remainder unitrust of which the reporting person and his wife are lifetime beneficiaries in the income of the trust. The reporting person has no investment control over the securities held by the trust and disclaims beneficial ownership in such securities except to the extent of his and his wife’s pecuniary interest therein.

(vii) On December 28, 2007, the Reporting Person was granted an option to purchase 55,000 shares of Common Stock pursuant to a Stock Option Grant Notice and Stock Option Agreement under the Issuer’s 2006 Equity Incentive Award Plan. The option has an exercise price of $7.31 per share which vests as to 1/3 of the shares on each of the first, second and third anniversaries of the grant date.

(d) No other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 20, 2005, the Reporting Person and his spouse entered into an amended and restated voting trust agreement whereby the Reporting Person acts as trustee for a voting trust that holds 1,095,000 shares for the benefit of his spouse. The voting trust terminates on September 20, 2008, or earlier upon written agreement of the trustee and the beneficiary. During the term of the voting trust, the trustee will have sole and exclusive right to vote the shares in the voting trust. Until September 20, 2008, the beneficiary may not sell her beneficial interest in the shares unless the trustee otherwise

CUSIP No. 07011T306	Page 6 of 8 Pages

consents. From September 20, 2008 to September 20, 2011, if the beneficiary desires to sell or pledge her beneficial interest in the shares, she must first give the trustee written notice of such desire, whereupon the trustee will have the right to purchase such shares at the price offered by the beneficiary. If the trustee declines to purchase such shares, then the beneficiary may sell the shares to a third party at a price no lower than that offered to the trustee.

On May 17, 2006, pursuant to a Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, the Reporting Person received 8,125 shares of restricted Common Stock at par value (for total consideration of $8.13), as to which 1/3 of the shares would vest on each of the first, second and third anniversaries of the grant date. The Reporting Person received these shares as part of the compensation under his employment agreement with Issuer, entered into on May 11, 2006.

On December 28, 2007, the Reporting Person was granted an option to purchase 55,000 shares of Common Stock pursuant to a Stock Option Grant Notice and Stock Option Agreement under the Issuer’s 2006 Equity Incentive Award Plan. The option has an exercise price of $7.31 per share which vests as to 1/3 of the shares on each of the first, second and third anniversaries of the grant date.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Amended and Restated Voting Trust Agreement, dated September 20, 2005 (incorporated by reference to the Issuer’s registration statement on Form S-1 filed on February 13, 2006).

Exhibit 2	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (included as an exhibit to the 2006 Equity Incentive Award Plan incorporated by reference to Amendment No. 4 to the Issuer’s registration statement on Form S-1 filed on May 10, 2006).

Exhibit 3	Form of Stock Option Grant Notice and Stock Option Agreement (included as an exhibit to the Issuer’s 2006 Equity Incentive Award Plan incorporated by reference to Amendment No. 4 to the Issuer’s registration statement on Form S-1 filed on May 10, 2006).

CUSIP No. 07011T306	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	PETER L. JENSEN

/s/ Peter L. Jensen

CUSIP No. 07011T306	Page 8 of 8 Pages

Exhibit Index

Exhibit 1	Amended and Restated Voting Trust Agreement, dated September 20, 2005 (incorporated by reference to the Issuer’s registration statement on Form S-1 filed on February 13, 2006).

Exhibit 2	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (included as an exhibit to the 2006 Equity Incentive Award Plan incorporated by reference to Amendment No. 4 to the Issuer’s registration statement on Form S-1 filed on May 10, 2006).

Exhibit 3	Form of Stock Option Grant Notice and Stock Option Agreement (included as an exhibit to the Issuer’s 2006 Equity Incentive Award Plan incorporated by reference to Amendment No. 4 to the Issuer’s registration statement on Form S-1 filed on May 10, 2006).